UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

EINSTEIN NOAH RESTAURANT GROUP, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

28257U104
(CUSIP Number)

Greenlight Capital, Inc. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8000

November 5, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28257U104

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 17 TO SCHEDULE 13D

This Amendment No. 16 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.001 per share, (“Common Stock”) of Einstein Noah Restaurant Group, Inc., f/k/a New World Restaurant Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), 555 Zang Street; Suite 300; Lakewood CO 80228, is being filed as an amendment to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 30, 2001, as amended by Amendment No. 1 filed with the Commission on February 2, 2001, Amendment No. 2 filed with the Commission on July 2, 2001, Amendment No. 3 filed with the Commission on May 30, 2003, Amendment No. 4 filed with the Commission on June 20, 2003, Amendment No. 5 filed with the Commission on July 16, 2003, Amendment No. 6 filed with the Commission on October 15, 2003, Amendment No. 7 filed with the Commission on February 7, 2006, Amendment No. 8 filed with the Commission on June 20, 2006, Amendment No. 9 filed with the Commission on June 14, 2007, Amendment No. 10 filed with the Commission on April 14, 2008, Amendment No. 11 filed with the Commission on May 4, 2010, Amendment No. 12 filed with the Commission on February 3, 2011, Amendment No. 13 filed with the Commission on January 17, 2012, Amendment No. 14 filed with the Commission on August 9, 2013, Amendment No. 15 filed with the Commission on November 18, 2013 and Amendment No. 16 filed with the Commission on September 29, 2014.

This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Greenlight Inc., Advisors GP and DME CM, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight LLC, Greenlight Inc., Advisors GP and DME CM.

Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership, Greenlight Capital Qualified, L.P., a Delaware limited partnership, and Greenlight Capital Offshore Partners, a British Virgin Islands partnership.  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company and for Greenlight Capital (Gold), LP, a Delaware limited partnership.  Advisors GP is the general partner of DME CM and the general partner of the investment manager for a managed account.  The above-referenced entities and managed account for which a Reporting Person or its affiliate serves as investment manager are referred to collectively herein as the “Stockholders.”

This Amendment is being filed to amend Items 4 and 5 as follows:

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information:

On November 5, 2014, the Reporting Persons caused the Stockholders to tender all of their shares of Common Stock of the Company, an aggregate of 6,733,469 shares, for $20.25 per share, pursuant to the previously disclosed tender offer by Spruce Merger Sub Inc.  As a result, none of the Stockholders or Reporting Persons beneficially own any shares of Common Stock of the Company.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to include the information contained in Item 4 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           November 7, 2014

Greenlight Capital, Inc.
By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors GP, L.L.C.
By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Capital Management, LP
By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.